Youlife Group Inc.

August 28, 2025

VIA EDGAR

Attention:

Ms. Rucha Pandit

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Youlife Group Inc. (CIK No. 0002028177)
Registration Statement on Form F-1 (File No. 333-289480)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Youlife Group Inc. (the “Company”) hereby request that the effectiveness of the above-referenced registration statement on Form F-1 (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 4:30 p.m., Eastern Time on August 29, 2025 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from their U.S. counsel, Baker & Mckenzie LLP.

[Signature page follows]

Very truly yours,

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chief Executive Officer